NEWS RELEASE

JENSEN DEVELOPMENT COMPANY AND C.S. FINANCE L.L.C. ANNOUNCES TENDER OFFER

FOR CROFF ENTERPRISES, INC. CLASS B PREFERRED SHARES

DENVER, COLORADO - JUNE 15, 2005

Jensen Development Company and C.S. Finance L.L.C. announced today a cash Tender Offer of $3 per share for all of the Class B Preferred shares (the "Preferred B shares") of Croff Enterprises, Inc., not presently held by itself, or its President, Gerald L. Jensen. The Tender Offer Statement on Schedule TO was filed with the Securities and Exchange Commission on June 15, 2005. Jensen Development Company and C.S. Finance L.L.C., wholly owned by Gerald L. Jensen, are the Offerors. Along with the shares personally held by Gerald L. Jensen, the Offerors hold 253,191 Preferred B shares out of 540,659 Preferred B shares outstanding, or approximately 47% of the Preferred B shares of Croff Enterprises, Inc. The Tender at an offering price of $3, is for the remaining 287,468 Preferred B shares not held by Offerors and Mr. Jensen. If all Preferred B shares are tendered, the transaction value of the Tender Offer is $875,000. In a letter to shareholders, Mr. Jensen listed, on behalf of the Offerors, five primary reasons to support the $3 offer:

1.       Current high oil and natural gas prices are producing a cash flow which allows the Offerors to justify, and secure borrowing, to offer an all cash purchase.

2.       The Preferred B shares have an extremely limited trading market with no trades in over a year.

3.       The cash flow from the Oil Assets, over which the Preferred B shares have a priority beneficial interest, can best be realized for smaller shareholders by turning these assets into cash. If the Board of Directors sold the Oil Assets, to provide cash to buy back the Preferred B shares, it would create a large tax liability which would deplete Croff's cash and value.

4.       As the largest beneficial shareholder in Croff, it was logical for us to make a cash offer for the Preferred B shares based on these reasons, and because we felt these small, diverse, non-operated oil and gas interests are valuable.

5.       We feel that our offer of $3 per Preferred B share is a fair offer to the Preferred B shareholders, based on the fact, among others, that the offer constitutes, approximately, (a) 80% of the net reserve value of the Oil Assets (future net revenue discounted at 10% to present value), plus the cash assets, (b) twice the book value, and (c) three times the last trade value from 2004, plus the fact that there is no commission or cost to the shareholder, make the $3.00 per share net value a good offer to you.

The Offerors agreed to pay the costs of the tender offer, so there would be no cost or commission to shareholders. Each share would receive the full $3. Preferred B shares are restricted, non voting shares (except for limited circumstances) of Croff Enterprises, Inc., which are traded in a very limited market. American National Bank, 3033 E. 1st Avenue, Denver, Colorado 80209, is the Depository for the Offer. The Tender Offer is to remain open through July 29, 2005, unless extended.

Contact:     Katie Eisenach,
                  Jensen Development Company
                  3773 Cherry Creek Drive North #1025
                  Denver, Colorado 80209
                  (303) 383-1515
                  Katie@jenex.net